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                         Project Orange Associates L.P.
                          Project Orange Capital Corp.
              c/o Scolaro, Shulman, Cohen, Lawler & Burstein, P.C.
                              90 Presidential Plaza
                          Syracuse, New York 13202-2200


                                 August 16, 2000


VIA EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549
Attn:  Ms. Anita Karu

     Re:      Project Orange Associates L.P. and Project Orange Capital Corp.:
              Registration Statement on Form S-4
              File Nos. 333-30266 and 333-30266-01
              ------------------------------------

Ladies and Gentlemen:

     We are submitting this letter pursuant to Rule 477 under the Securities Act of 1933. Project Orange Associates L.P. and Project Orange Capital Corp. (the "Issuers") hereby request withdrawal of the above-mentioned registration statement, effective immediately. The Issuers are requesting withdrawal of the registration statement because the Issuers have repurchased 100% of the original unregistered notes issued December 6, 1999. No securities were issued or sold under the registration statement. For your information, the Indenture under which the Notes were issued is being amended to reflect the above requested withdrawal and to terminate the Registration Rights Agreement pursuant to which the former holders of the notes were entitled to require registration.

     If you have any questions please contact our counsel, either James T. Seery (212-835-6030) or Nicolai J. Sarad (212-835-6242), of Piper Marbury Rudnick & Wolfe LLP.

                                      Sincerely,


                                      PROJECT ORANGE ASSOCIATES L.P.


                                      By: /s/ Douglas Corbett
                                          --------------------------------------
                                          Douglas Corbett
                                          Vice President


                                      PROJECT ORANGE CAPITAL CORP.


                                      By: /s/ Douglas Corbett
                                          --------------------------------------
                                          Douglas Corbett
                                          Vice President